UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E 12-12-02

03004541

January 9, 2003

Act 1934
Section 14A-8
Rule
Public Availability 1-9-2003

Parth S. Munshi
Finance Counsel
Legal Division
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Re: The Coca-Cola Company
Incoming letter dated December 12, 2002

Dear Mr. Munshi:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to Coca-Cola by the Amalgamated Bank LongView Collective Investment Fund. We also have received a letter on behalf of the proponent dated December 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
1100 17th Street, N.W., 10th Floor
Washington, DC 20036-4601

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.
Rule 14a-8(i)(3)

December 12, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Certain Portions of Share Owner Proposal Submitted by Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude certain portions of a share owner proposal (the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Fund") from its proxy materials for its 2003 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes such portions of the Proposal from its proxy statement for the Annual Meeting for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that certain portions of the Proposal may be excluded from the Company's 2003 proxy materials because they are false and misleading and therefore excludable under Rule 14a-8(i)(3).

BACKGROUND

The Company received the Fund's initial submission on November 4, 2002. A copy of the Fund's letter is attached as Exhibit A.

THE PROPOSAL

The Proposal reads:

"RESOLVED: The shareholders request that the Board of Directors of The Coca-Cola Company ("Coca-Cola" or the "Company") adopt an enforceable policy to be followed by the Company, its subsidiaries, bottlers and distributors with respect to operations in Colombia, said policy to be based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and to include the following:

--All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);

--There shall be no discrimination or intimidation in employment. Coca-Cola shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);

--Employment shall be freely chosen. There shall be no use of forced, including bonded or voluntary prison, labor or of child labor (Conventions 29 and 105, 138 and 182);

and prepare a report at reasonable cost to shareholders concerning implementation of this policy."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals, or portions thereof, are outside the scope of the rule and therefore need not be included in the company's proxy material. These include proposals that would violate the commission's proxy rules including Rule 14a-9 (Rule 14a-8(i)(3)).

Portions of the Proposal are False and Misleading and Therefore Excludable Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." See, e.g., Honeywell International, Inc. (Oct. 16, 2001); TJX Companies, Inc. (Mar. 14, 2001); Wm. Wrigley Jr. Co. (Nov. 18, 1998). The Company believes that the following portion of the Proposal is false and misleading, and therefore intends to omit such portion of the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

The Proposal states, "In December 1996 several gunmen walked into a Coca-Cola bottling plant in Carepa, Colombia, asked to see union leader Isidro Gil and shot him to death" (the "Statement"). The Statement provides no factual foundation supporting the fact that Mr. Gil was shot in a Coca-Cola bottling plant. The Statement implies that the gunmen were able to walk into the plant unchallenged and subsequently kill Mr. Gil. In fact, Mr. Gil was not shot in the plant but rather at the gate to the bottling facility. Additionally, the Statement implies that the bottling plant was owned by the Company. The bottling facility in question is owned by an independent third party in which the Company has no equity investment. In light of the foregoing, the Company believes that the Statement is false and misleading and that, therefore, is excludable under Rule 14a-8(i)(3) and Rule 14a-9.

CONCLUSION

For the foregoing reason, the Company has determined to exclude the Statement from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Finance Counsel

cc: Amalgamated Bank LongView Collective Investment Fund

Enclosures: 6 copies of this letter, including exhibits

EXHIBIT A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

4 November 2002

Ms. Susan E. Shaw
Corporate Secretary
The Coca-Cola Company
PO Box 1734, NAT 2616
Atlanta, GA 30301-1734

By UPS, facsimile: (404) 676-8409, and e-mail (sshaw@na.ko.com)

Re: Shareholder proposal for 2003 annual meeting

Dear Ms. Shaw:

On behalf of my client, the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that The Coca-Cola Company plans to circulate to shareholders in anticipation of the 2003 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to adopt a policy dealing with human rights issues affecting the Company's operations in Colombia.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $2 billion. Created in 1992 by the Amalgamated Bank (the record owner), the Fund beneficially owns 819,209 shares of Coca-Cola common stock. A letter from the Bank confirming ownership is being sent under separate cover. The Fund has thus owned more than $2000 worth of stock for over a year and plans to continue ownership through the date of the 2003 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders request that the Board of Directors of The Coca-Cola Company ("Coca-Cola" or the "Company") adopt an enforceable policy to be followed by the Company, its subsidiaries, bottlers and distributors with respect to operations in Colombia, said policy to be based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and to include the following:

-- All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);

-- There shall be no discrimination or intimidation in employment. Coca-Cola shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);

-- Employment shall be freely chosen. There shall be no use of forced, including bonded or voluntary prison, labor or of child labor (Conventions 29 and 105, 138 and 182);

and prepare a report at reasonable cost to shareholders concerning implementation of this policy.

SUPPORTING STATEMENT

As a global corporation, Coca-Cola faces many regulatory regimes and public pressures exposing it to various risks. Managing operations effectively and increasing shareholder value depend on public and governmental goodwill. A company's record of good corporate citizenship is a valuable asset.

This proposal addresses Coca-Cola's risk with respect to human rights violations in Colombia. Coca-Cola's operations there have become controversial in recent years. In December 1996 several gunmen walked into a Coca-Cola bottling plant in Carepa, Colombia, asked to see union leader Isidro Gil and shot him to death. Mr. Gil was one of more than 1500 Colombia trade unionists who have been killed in the past decade. Human rights groups contend that many of these killings are carried out by a paramilitary group.

Coca-Cola is a defendant in a lawsuit filed by Mr. Gil's family. The suit alleges that managers at the Carepa bottling plant hired paramilitary gunmen to kill two union organizers in 1994. The gunmen then allegedly threatened workers, and the executive board of the union was forced to resign. A new board that included Mr. Gil was then elected. The suit also alleges that the plant manager told workers that he had given paramilitary gunmen an order to destroy the union and that two days after Mr. Gil's death, plant managers passed out union resignation forms, and dozens of workers resigned shortly after that.

Workers at other bottling plants are also plaintiffs in the suit and allege that they were threatened, falsely imprisoned and tortured by paramilitary gunmen.

Coca-Cola and the other defendants have denied these allegations and have moved to dismiss the case on legal grounds. Their motion is pending.

In our view, the situation in Colombia warrants the pursuit of a more active policy to protect human rights in connection with the Company's operations and those of its subsidiaries and distributors in Colombia.

WE URGE YOU TO VOTE **FOR** THIS RESOLUTION.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

30 December 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By hand

Dear Counsel:

I write on behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund") in response to the letter dated 12 December 2002 from Parth S. Munshi, counsel for The Coca-Cola Company ("Coca-Cola" or the "Company"). In its letter Coca-Cola asks the Division to concur in the Company's assessment that the Company may exclude from its proxy materials certain portions of a shareholder proposal submitted by the Fund. For the reasons set out below, the Fund urges the Division to advise the Company that the Division does not concur with the Company's reasons.

The Fund's proposal and Coca-Cola's objection.

The Fund's proposal asks the Company to adopt an enforceable policy to be followed by the Company, its subsidiaries, bottlers and distributors with respect to operations in Colombia, with the policy to be based on certain conventions adopted by the International Labor Organization. The supporting statement refers to a series of human rights violations in Colombia, including the death of more than 1500 trade unionists over the past decade.

Coca-Cola raises two objections to the following sentence in the second paragraph of the supporting statement, which states:

> "In December 1996 several gunmen walked into a Coca-Cola bottling plant in Carepa, Colombia, asked to see union leader Isidro Gil and shot him to death."

First, Coca-Cola asserts that the supporting statement "provides no factual foundation supporting the fact that Mr. Gil was shot in a Coca-Cola bottling plant," adding that, "[i]n fact, he was not shot *in* the plant but rather *at the gate* of the bottling facility" (emphasis added).

Factual support for the Fund's statement is provided by an article on page A1 of the *Atlanta Journal-Constitution* on 6 June 2002 (*Murder in Colombia lands Coca-Cola in court battle*, by Susan Ferriss), the lead paragraph of which states:

> "Nobody disagrees that on Dec. 5, 1996, gunmen walked into a Coca-Cola bottling plant in this South American country, asked for union leader Isidro Gil and promptly shot him dead."

If the Company "disagrees" with these facts, that dissent was nowhere registered in the *Journal-Constitution*, for a search of the newspaper's website (www.ajc.com) indicates that no correction or retraction was published, at least in the week following publication of that page-one story. Moreover, the lawsuit mentioned in that article and in the Fund's proposal contains an allegation in the complaint that is even more explicit:

> "On December 5, 1996, at 9:00 a.m. in the morning, two paramilitaries approached Isidro Gill, who was then involved in negotiations on behalf of the union with Bebidas y Alimentos, as he stood in the entrance of the Bebidas y Alimentos plant. They asked him if he was in fact Isidro Gil. Isidro Gil responded, "what for?" The paramilitaries stated that they needed to go into the plant to talk to someone inside. Isidro Gil proceeded to open the door and the two paramilitaries *then shot him to death inside the plant*. That same night, these same paramilitaries went to the local union hall of SINALTRAINAL [a Colombian trade union] and started a fire therein."

SINALTRAINAL v. The Coca-Cola Company, S.D. Fla. No. 1:01-CV-3208, ¶ 50 (emphasis added)(relevant pages of complaint attached).

The Fund's proposal was thus based on information in the public domain, the accuracy of which the Company has not refuted. The Fund recognizes, of course, that the allegations are to be proven or refuted at trial, and the pendency of the suit and the Company's motion to dismiss are duly noted in the supporting statement. For present purposes, we note that the Company has the burden under Rule 14a-8 of justifying revisions on the ground that certain text is materially false or misleading, and it has failed to meet that burden here. That said, and without conceding the point, the Fund is willing to change the words "walked into" in the challenged sentence to "went to" should the Division deem it necessary.

Second, the Company objects to an "implication" in the same sentence that the bottling plant was owned by Coca-Cola, whereas the Company asserts that it was owned by an independent third party bottling company in which the Company has no equity investment. Coca-Cola reads too much into the sentence. The sentence is fully accurate in referring to the plant as a "Coca-Cola bottling plant" because Coca-Cola beverages are bottled there.

Moreover, despite Coca-Cola's effort to distance itself from the supposed "independent" bottler, paragraph 19 of the *SINANTRAINAL* complaint alleges that this "independent" bottler "holds itself out as a Coca-Cola company and places the 'Coca-Cola' trademark above its own name on its letter head with the express permission of Defendant Coke."

Thus, the question of whether the bottler is "independent" is one being litigated in that suit, and there is no need for the Fund to inject a discussion of the ownership issue into the proposal in order to forestall a conclusion that the proposal is materially false or misleading. The Fund's proposal says all that needs to be said, and the Company has not sustained its burden of proving otherwise. The challenged sentence accurately states that the plant in question bottles Coca-Cola beverages, and paragraph five of the supporting statement clearly states that "Coca-Cola and the other defendants have denied these allegations [in the lawsuit] and have moved to dismiss the case on legal grounds." That is sufficient to present the issue fairly to Coca-Cola shareholders, although the Fund is willing to add language should the Division deem it necessary.

Conclusion.

For these reasons, the Fund respectfully submits that its shareholder proposal need not be amended and urges the Division to advise the Company accordingly.

Respectfully submitted,

Cornish F. Hitchcock

cc: Parth S. Munshi, Esq.

DANIEL M. KOVALIK
UNITED STEELWORKERS
OF AMERICA, AFL-CIO/CLC
Five Gateway Center
Pittsburgh, PA. 15222
Tel-412-562-2518; Fax-412-562-2574

TERRY COLLINGSWORTH
NATACHA THYS
INTERNATIONAL LABOR RIGHTS FUND
733 15th Street N.W. Suite 920
Washington, D.C. 20005
Tel-202-347-4100; Fax-202-347-4885
[Additional Counsel Listed on Next Page]

IN THE UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF FLORIDA

SINALTRAINAL; THE ESTATE OF ISIDRO SEGUNDO GIL; LUIS EDUARDO GARCIA; ALVARO GONZALEZ LOPEZ; JOSÉ DOMINGO FLORES; JORGE HUMBERTO LEAL; JUAN CARLOS GALVIS

all c/o SINALTRAINAL
Carrera 15 No. 35-18
Santafé de Bogotá
Colombia, S.A.

Plaintiffs,

v.

THE COCA-COLA COMPANY, One Coca-Cola Plaza, Atlanta GA, 30313; COCA-COLA DE COLOMBIA, S.A, c/o One Coca-Cola Plaza, Atlanta GA 30313; PANAMERICAN BEVERAGES, INC., 701 Waterford Way, Miami, FL 33126; PANAMCO, LLC, 701 Waterford Way, Miami, FL 33126; PANAMCO INDUSTRIAL de GASEOSAS, S.A. a/k/a PANAMCO COLOMBIA, S.A. c/o 701 Waterford Way, Miami, FL 33126; RICHARD I. KIRBY, 881 Ocean Drive, Key Biscayne, FL 33149; RICHARD KIRBY KIELLAND, 881 Ocean Drive, Key Biscayne, FL 33149; and BEBIDAS y ALIMENTOS de URABA, S.A., c/o 881 Ocean Drive, Key Biscayne, FL 33149,

Defendants.

CIVIL ACTION NO.

COMPLAINT FOR EQUITABLE RELIEF AND DAMAGES

JURY TRIAL DEMANDED

19. Defendant Bebidas y Alimentos is a Coke bottling plant in Carepa, Colombia in the department of Uraba where some of the events alleged herein occurred. As demonstrated by the letterhead of Bebidas y Alimentos, a copy of which is attached hereto as Exhibit A, Bebidas y Alimentos holds itself out as a Coca Cola company and places the "Coca Cola" trademark above its own name on its letterhead with the express permission of Defendant Coke. Defendant Bebidas y Alimentos is a closely held company owned by Defendant Richard I. Kirby. Defendant Kirby personally manages, controls and directs the operations of Defendant Bebidas y Alimentos from his residence at 881 Ocean Drive, Key Biscayne, Florida, 33149. Defendant Kirby also manages, controls and directs these operations through his family, including his son, Defendant Richard Kirby Keilland, and Peggy Ann Keilland.

IV. THE INTERRELATIONSHIPS BETWEEN THE DEFENDANT COMPANIES AND COKE'S ULTIMATE CONTROL OVER AND LIABILITY FOR THE ACTS OF ITS CO-DEFENDANTS

20. Defendant Coke, which generates the vast majority of its operating income outside the United States, controls a highly organized network of bottling facilities throughout the world in order to ensure uniform quality and efficient distribution of Coke products. Any bottler that is awarded a contract to bottle and distribute Coke is required to conform absolutely to Coke's requirements as to product quality, presentation, and production. According to the 10-K Report filed by Defendant Coke on December 31, 2000, and other public sources, the specific details of Coke's control over any particular bottler are governed by a "Bottler's Agreement." These Bottler's Agreements provide Defendant Coke with the flexibility to assert the necessary degree of control and supervision over a particular bottler, depending upon the circumstances. As is indicated in the paragraphs below, Defendant Coke, through its specific Bottler's Agreements, exercises a particularly high level of control and supervision over Defendants Panamco and Bebidas y Alimentos. Further, as illustrated by a similar situation in Guatemala in the

well as Panamco Colombia. A copy of this letter is attached hereto as Exhibit B. In response to this letter, Mosquera told the union to retract its accusations.

49. On or around November 18, 1996, SINALTRAINAL presented a written labor contract proposal to Defendant Bebidas y Alimentos. This proposal included a provision entitled, "Seguro de Vida" ("Assurance of Life"), which would have required Bebidas y Alimentos to provide heightened security in the plant to protect workers from assault by paramilitary forces. Manager Mosquera brought this labor contract proposal to Bogota to discuss it with Defendant Richard Kirby Keilland.

50. On December 5, 1996, at 9:00 in the morning, two paramilitaries approached Isidro Gil, who was then involved in negotiations on behalf of the union with Bebidas y Alimentos, as he stood in the entrance of the Bebidas y Alimentos plant. They asked him if he was in fact Isidro Gil. Isidro Gil responded, "what for?" The paramilitaries stated that they needed to go into the plant to talk to someone inside. Isidro Gil proceeded to open the door and the two paramilitaries then shot him to death inside the plant. That same night, these same paramilitaries went to the local union hall of SINALTRAINAL and started a fire therein.

51. On December 6, 1996, paramilitaries approached several more members of the local SINALTRAINAL executive board. These paramilitaries told the union board members that they killed Isidro Gil and burned the union office and that they would kill the remaining board members if they did not leave town. The paramilitaries also explained that they would have a meeting with the workers at the Bebidas y Alimentos

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 12, 2002

The proposal requests that the board of directors adopt an enforceable policy based on ILO principles and rights for its operations in Columbia.

There appears to be some basis for your view that Coca-Cola may exclude a portion of the supporting statement under rule 14a-8(i)(3) as false and misleading in violation of rule 14a-9. In our view, the proposal must be revised to replace the words "walked into" with the words "went to" and delete the word "Coca-Cola" in the sentence that begins "In December of 1996 several gunmen . . ." and ends ". . . and shot him to death." Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor